SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-31683

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form N-SAR	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

_________________________________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant: MOTOR SPORT COUNTRY CLUB HOLDINGS, INC.
Former name if applicable
Address of principal executive office: 11100 W 8th Avenue, Suite 200
City, state and zip code: Lakewood, CO 80215

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K filed with the Commission on April 20, 2012 and amended May 11, 2012, Motor Sport Country Club Holdings, Inc. (the "Registrant") is in the process of restating its Annual Report on Form 10-K for the period ending December 31, 2010 and Periodic Reports on Form 10-Q for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011 as well as filing its Annual Report on Form 10-K for the period ending December 31, 2011 and Periodic Report on Form 10-Q for the period ending March 31, 2012.  The Registrant is working diligently to complete these restatements and filings.  However, the Registrant is unable to complete this and file its Periodic Report on Form 10-Q for the period ending June 30, 2012 on or before the prescribed due date of August 14, 2012.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Claus Wagner	866	967-5552
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☐  Yes    ☒  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOTOR SPORT COUNTRY CLUB HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2012	By:	/s/ Claus Wagner
By: Claus Wagner
Title: Chief Executive Officer

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